Item 77.C.

A special meeting of the shareholders of the La Crosse Large Cap Stock Fund was held on August 23, 2002.

The matters voted on by the shareholders of record as of June 28, 2002 and the results of the vote at the shareholder meeting held August 23, 2002 were as follows:

1. To consider and act upon the Agreement and Plan of Reorganization dated June 28,2002 providing for:

a. the acquisition of substantially all of the assets of the La Crosse Fund by a series of Mosaic Equity Trust named Mosaic Investors Fund, in exchange for shares of the Mosaic Investors Fund;
b. the assumption by the Mosaic Investors Fund of specified liabilities of the La Crosse Fund; and
c. distribution of such shares of the Mosaic Investors Fund to shareholders of the La Crosse Fund and subsequent dissolution of the La Crosse Fund.

For	3,484,181.272
Against	0.000
Abstain	0.000
Total	3,484,181.272